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SEC FILE NUMBER
8-67809

SEC Mail Processing
JUL 03 2023
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/222 AND ENDING 12-31-22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sumo Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 S. LaSalle Street Suite 1525
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D'Anna	773-383-9230	bdanna@sumocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W. Jackson # 1711	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sumo Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALONDRA MERAZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 10, 2027

Signature: [signature]

Title:
CFO

[signature] Alondra Meraz
Notary Public 3/23/23

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Supplementary Schedules

Pursuant to SEC Rule 17a-5(d)

And Independent Audit Report

December 31, 2022

AVAILABLE FOR PUBLIC INSPECTION

Sumo Capital, LLC
(An Illinois Limited Liability Company)

December 31, 2022

Index

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, IL 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sumo Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sumo Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sumo Capital, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sumo Capital, LLC's management. Our responsibility is to express an opinion on Sumo Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sumo Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA PC

We have served as Sumo Capital, LLC's auditor since 2009.

Chicago, Illinois 60604

March 23, 2023

Sumo Capital, LLC

(An Illinois limited Liability Company)

Statement of Financial Condition

As of December 31, 2022

Assets		
Cash and cash equivalents	$	498,028
Due from Broker Dealer	$	261,077,595
Securities owned:		
Equity securities at fair value	$	134,220,457
Derivatives at fair value	$	1,405,456,846
Total securities owned at fair value	$	1,539,677,303
Accrued dividend	$	156,734
Fixed assets net of depreciation	$	227,443
Prepaid expense	$	50
Other receivables	$	124,725
Total Assets	$	1,801,761,878
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities	$	326,424,407
Derivatives	$	1,453,775,785
Total securities sold, not yet purchased at fair value	$	1,780,200,192
DUE TO BROKER		
Open trade equity	$	(4,608,656)
Accrued interest, dividend, short stock & CMD	$	399,847
Accrued liabilities and expenses	$	1,620,085
Total Liabilities	$	1,777,611,468
Member's Equity		
Total member's equity	$	24,150,410
Total Liabilities and Member's Equity	$	1,801,761,878

The accompanying notes are an integral part of these financial statements.

NOTE 1 Nature of Business

Sumo Capital LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and a member of the Cboe Global Markets, Inc. ("CBOE"). The Company does not carry customer accounts. The Company is a market-maker in listed equity options on multiple exchanges The Company is exempt from certain filing requirements under Rule 15c3-1 (a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with their registered clearing partner.

The U.S. Dollar is the functional currency of the company.

NOTE 2 Significant Accounting Policies

The financial statements are prepared on a basis consistent with principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer whose primary business is trading for their own account. The Company only transacts business with other registered broker dealers. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs Clearing and Execution, LLC , Goldman Sachs International ("GSI") and Société Generale (SocGen) (collectively, the "Clearing Brokers").

The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad-based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

NOTE 2 Significant Accounting Policies (continued)

Securities Valuation: Securities owned, and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 Note 7.

The Company recognizes interest paid and earned on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to Broker-Dealers represents cash margin as well as net receivables and payables arising from unsettled trades due to short term nature the amounts recognized approximate fair value. The company receives payment on positive account balances and makes payment on negative account balances.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas income statement accounts are translated at average rates of exchange during the year. Gains or losses resulting from foreign currency transactions are included in net income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it were a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits of losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2022.

Statement of Cash Flows

For purposes of the statement of Cash Flows, the Company defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business and are not restricted.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less and are not restricted, segregated nor deposited for regulatory purposes.

Trading Activity

Purchases and sales of securities are recorded on a trade-date basis.

NOTE 2 Significant Accounting Policies (continued)

Recent Accounting Pronouncements

On March 4, 2014, the Board issued a proposed FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. A reporting entity shall disclose the information for each class of assets and liabilities measured at fair value in the statement of financial position after initial recognition. For recurring fair value measurements, the fair value measurement at the end of the reporting period, and for nonrecurring fair value measurements, the fair value measurement at the relevant measurement date and the reasons for the measurement.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. The Company did not have any transfer between levels during the current effective year.

NOTE 3 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take the delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent the obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk at the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations.

Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the Commodity Futures Trading Commission ("CFTC").

Risk arises from the potential inability of counterparties to perform under the terms of the contract's credit risk and from changes in the values of the underlying financials instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business in unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are held at Goldman Sachs Execution and Clearing LP ("GSEC") , Goldman Sachs International ("GSI") and Sociétė Generale

NOTE 3 Derivative Financial Instruments and Off-Balance Sheet Risk (continued)

("SocGen") on December 31, 2022. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In the management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

NOTE 4 Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other assets in the statement of financial condition.

Under the rules of the CBOE, the agreement requires that the Company maintains minimum net liquidating equity of $1,250,000 with GSEC exclusive of its preferred interest investment.

NOTE 5 Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based in the lowest level of input that is significant to the fair value transaction to sell the asset or transfer the liability occurs in the principal market for the asset or measurement. The Company's assessment of the significance of input to the fair value measurement in its entirety requires judgement and considers factors specific to the investment. Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund. Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yields curves, are observed from actively quoted markets.

NOTE 5 Fair Value Disclosures (continued)

The Company valued their liquid assets and liabilities on the Level I inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level II.

The Company did not value any assets at Level III.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2022:

Assets	Level I	Level II	Level III	Total
Common Stock	134,220,457			134,220,457
Derivatives	1,405,456,846			1,405,456,846
Debt	-			-
Total Assets	1,539,677,303			1,539,677,303
Liabilities	**Level I**	**Level II**	**Level III**	**Total**
Securities sold, not yet purchased				
Common Stock	326,424,407			326,424,407
Derivatives	1,453,775,785			1,453,775,785
Total Liabilities	1,780,200,192			1,780,200,192

NOTE 6 Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. On December 31, 2022, the Company had net capital of $15,278,238 which was $15,028,238 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and future exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company.

NOTE 7 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk (continued)

These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affecting the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk.

The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial conditions to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent the obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC. The Company maintains certain cash deposits with financial institutions. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation ("FDIC") which is secured up to $250,000. At December 31, 2022, the Company had $498,028 on deposit with JP Morgan Chase.

NOTE 8 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and no-directional risks based in models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial conditions as assets or liabilities measured at fair value or receivable from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under GAAP.

NOTE 8 Derivative Instruments and Hedging Activities (continued)

As of December 31, 2022, and for the year than ended the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2022		Gross Liability Derivatives at Fair Value December 31, 2022	
Securities Derivatives				
Equity Options	$88,278,416	(1)	$219,610,297	(3)
Index Options	$944,216,185	(1)	$788,449,534	(3)
Futures Derivatives				
Futures Options	$372,962,245	(2)	$445,715,954	(2)
	$1,405,456,846		$1,453,775,785	

(1) Included in the asset, derivatives at fair value, at fair value on the Statement of Financial Condition
(2) Included in the asset, derivatives at fair value, net on the Statement of Financial Condition
(3) Included in the liability, derivatives, at fair value on the Statement of Financial Condition

Instruments	Notional Contract Amount
EQUITY:	
Futures Contracts Held	1,246,615,721
Futures Contracts Written	2,318,057,446
Options Contracts Held	14,465,115,164
Options Contracts Written	14,312,505,527
TOTAL	**32,342,293,858**

NOTE 9 Due to/from Broker-Dealers

Receivables from broker-dealers as of December 31, 2022, consist of the following:

Due from GSEC	$	256,276,178
Due from GSI	$	1,532,668
Due from Soc Gen	$	3,268,749

The amount receivable from/payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2022, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing brokers relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability, or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 10 Guarantees (continued)

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Preferred Stock

The Company owns preferred stock in GSEC, their broker-dealer clearing firm. There are no put or calls against the stock. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12 Related Parties

The Company is 99% owned by SC Group, LLC, an Illinois Limited Liability Company. Sumo Capital, LLC pays all their direct expenses associated with their proprietary trading activities. The Company has a net receivable from Sumo Holdings of $0. All transactions were arms-length.

NOTE 13 Commitments

The Company had a lease commitment for their office space in Chicago, which ended July 31, 2022. Currently the company does not have a lease agreement.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space, as described above. The Company recognizes lease liability and the right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining

NOTE 13 Commitments (continued)

the lease term, and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable.

NOTE 14 Small Business Administration Payroll Protection Loan

On August 4th, 2020, the Company, was granted a loan from the Small Business Administration (SBA) in the amount of $24,750, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. The company used the entire loan amount for qualifying expenses. The loan was forgiven by the SBA on May 12, 2022.

Covid-19

The COVID-19 outbreak severely impacted all aspects of the American lives in 2020 and 2021. Management obtained Small Business Association Payroll Protection Loans to cover payroll costs during 2021 as well as continued to make capital contributions to the company. Management has determined that the actions that it has taken are sufficient to mitigate any uncertainty that would disrupt operations.

NOTE 15 Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. As of December 31, 2022, the Company had fixed assets in the amount of $360,395 with accumulated depreciation of $132,952.

NOTE 16 Subsequent Events

The Company's management has evaluated subsequent events and transactions, through March 23, 2023, the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.